Exhibit 99B 4.28

ING Life Insurance and Annuity Company

ENDORSEMENT

This Endorsement is part of the Contract and the Certificates to which it is attached. The provisions of this Endorsement supersede any conflicting provisions in the Contract and the Certificates or in any prior endorsements.

For purposes of this Endorsement only, partial surrenders are defined as any amounts surrendered, including any loans taken, any amounts surrendered to satisfy any outstanding interest due associated with a defaulted loan, and any amounts applied to an income phase payment option.

Delete the section entitled Sum Payable at Death (Before Annuity Payments Start), and replace with the following:

(I)	The Company will pay any portion of the Individual Account(s) Current Value to the beneficiary when:

	(a)	The Participant dies before Annuity payments start; and

	(b)	The certified copy of the death certificate and a completed and signed election form is received in good order at the Opportunity Plus Service Center.

(II)	For each Individual Account, the death benefit is guaranteed to be the greater of (a) or (b) below, calculated as of the date the certified copy of the death certificate and a completed and signed election form is received in good order at the Opportunity Plus Service Center:

	(a)	The Adjusted Net Purchase Payment Total, which is the sum of all Net Purchase Payment(s) to the Individual Account, adjusted for partial surrender amount(s) (this amount will never be less than zero); or

	(b)	The Individual Account Current Value, excluding the Loan Account, plus aggregate positive MVA, as applicable.

(III)	For Individual Accounts established on or after the effective date of this Endorsement, the Adjusted Net Purchase Payment Total in (II)(a) is initially equal to the first Net Purchase Payment. For Individual Accounts established before the effective date of this Endorsement, the Adjusted Net Purchase Payment Total in (II)(a) is initially equal to the Individual Account Current Value, excluding the Loan Account, as of the close of the New York Stock Exchange on the last business day in December 2006 on which the New York Stock Exchange is open.

The Adjusted Net Purchase Payment Total is then adjusted upon each subsequent Net Purchase Payment, loan repayment, or partial surrender. The adjustment for subsequent Net Purchase Payments and loan repayments made will be dollar for dollar. The adjustment for partial surrender amounts will be proportionate, reducing the Adjusted Net Purchase Payment Total in the same proportion that the Individual Account Current Value, excluding the Loan Account, was reduced on the date of the partial surrender. The proportionate adjustment on the Adjusted Net Purchase Payment Total for each partial surrender is defined as the Adjusted Net Purchase Payment Total at the time multiplied by the fraction A divided by B (A/B), where:

A is the Individual Account Current Value, excluding the Loan Account, immediately after a partial withdrawal; and

B is the Individual Account Current Value, excluding the Loan Account, before a partial withdrawal.

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(IV)	If the amount of the death benefit in (II)(a) is greater than the amount in (II)(b), the Company will deposit the difference to the Individual Account. The amount, if any, will be deposited as of the date the certified copy of the death certificate and a completed and signed election form is received in good order at the Opportunity Plus Service Center. If the beneficiary requests an immediate surrender or annuitization of the account, the amount paid will be the Individual Account Current Value excluding the Loan Account, on the business day following the business day the notice of death and the request for payment are received in good order at the Opportunity Plus Service Center. A beneficiary may alternatively elect to defer distribution of the Individual Account Current Value as permitted by the Code. In that situation, the amount paid to the beneficiary upon the actual date of surrender or annuitization will equal the Individual Account Current Value, excluding the Loan Account, on the date the payment request is processed, and the amount paid may be more or less than the amount of the death benefit determined in (II) above when the notice of death and election of the payment method was received. No additional death benefit is payable upon the beneficiary’s death.

If the Participant dies before distributions begin in accordance with the provisions of Code Section 401(a)(9), the entire value of the Individual Account must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of the Participant's death. Alternatively, if the Participant has a designated beneficiary, payments may be made over the life of the beneficiary or over a period not extending beyond the life expectancy of the beneficiary provided distribution to a non-spouse beneficiary begins by December 31 of the calendar year following the calendar year of the Participant's death. If the beneficiary is the Participant's spouse, the distribution is not required to begin earlier than December 31 of the calendar year in which the Participant would have attained age 70 1/2, or such later date as may be allowed under Federal law or regulations.

If the Participant dies after distributions begin in accordance with the provisions of Code Section 401(a)(9), payments to the beneficiary must be made at least as rapidly as the method of distribution in effect at the time of the Participant's death or such other method of distribution as may be allowed under Federal law or regulations.

If no beneficiary exists, the payment will be made to the Participant's estate.

Endorsed and made part of the Contract and Certificate on December 31, 2006 or on the effective date of the Contract or Certificate, if later.

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